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HTLJ:US HEARTLAND INC/OH

More on HTLJ:US   News

Heartland Inc. Develops New Composting Technology for Earth-Frie

```
    Heartland Inc. Develops New Composting Technology for Earth-
                 Friendly Fertilizer Development

             Applies for U.S. Patent Protection
```

PLYMOUTH, Minn., Dec. 28, 2004 (PRIMEZONE) -- Heartland Inc. (OTCBB:HTLJ) today announced that it has developed a new composting technology that potentially may revolutionize the production of fertilizer in an earth-friendly and environmentally safe manner.

Currently, the U.S. chemical fertilizer market is approaching $7 billion annually. Environmentally conscious members of society have long turned to composting waste materials in lieu of chemical applications as an environmentally sound means of creating fertilizer without depleting precious natural resources, while simultaneously eliminating waste that would otherwise fill landfills and create further environmental hazards.

Heartland Inc.'s new technological breakthrough enables the composting of a wide range of materials in a fraction of the time previously required by nature. Using advanced monitoring and systems regulation technology, the Heartland Inc. invention enables the industrial manufacture of fertilizer from common sources of waste in a timely and cost-effective manner.

"We are very pleased to bring to market an environmentally safer means of fertilizing our lands," said Trent Sommerville, CEO of Heartland. "We believe our new technology will not only complement our existing core businesses but will also dramatically increase our revenue stream going forward."

Eric Karich, patent attorney for Heartland Inc., further stated: "When a company develops such an important technological breakthrough, it is important to take strong steps to protect the property rights to this new technology. We intend to protect this new technology aggressively."

About Heartland Inc.

Heartland Inc. is a growing diversified holding company comprised of subsidiaries within different industry segments. From heavy machining and fabricated steel products to specialized machinery to organic fertilizers, Heartland Inc. is developing broad product and service offerings to provide economic protection and growth opportunities for investors. More information is available by contacting the companies at 612-554-8419, by fax at 952-487-6450, or by e-mailing info@heartlandholdingsinc.com.

Safe-Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding any potential sales of products as well as statements that include the words "believes," "expects," "anticipates," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Heartland Inc. to differ materially from those implied or expressed by such forward-looking statements. Such factors include, among others, the risk factors included in Heartland's annual report on Form 10-K for the fiscal year ended December 31, 2003 and any subsequent reports filed with the Securities and Exchange Commission under the Exchange Act. This press release speaks as of the date first set forth above and Heartland assumes no responsibility to update the information included herein for events occurring after the date hereof.

HTML: http://newsroom.eworldwire.com/wr/122804/11058.htm

PDF: http://newsroom.eworldwire.com/pdf/122804/11058.pdf

ONLINE NEWSROOM: http://newsroom.eworldwire.com/305390.htm

LOGO: http://newsroom.eworldwire.com/305390.htm

```
CONTACT:   Heartland, Inc.
           Tom Miller
           Plymouth, MN 55441
           PHONE. 937-748-2937
           EMAIL: info@heartlandholdingsinc.com
```

Provider ID: 00070113 -0- Dec/28/2004 18:35 GMT

Last Updated: December 28, 2004 13:35 EST